UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: June 18, 2014	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

2

June 18, 2014

Dear Shareholder,

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, July 30, 2014, at 4:30 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”) and will receive and consider the Company’s annual consolidated financial statements for the year ended December 31, 2013. Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. A discussion session will be held for questions and comments relating to the matters listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares (“ADSs”) are being provided with voting instruction cards from JPMorgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JPMorgan on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice. Accordingly, please submit your vote in one of the manners indicated on the enclosed voting instruction card at your earliest convenience.

Teva urges all of its shareholders to review its annual report on Form 20-F, which is available on its website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at +1 (215) 591-8912 or in Israel at +972 (3) 926-7656.

Thank you for your cooperation.

Sincerely,

Phillip Frost, M.D.

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2014 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, July 30, 2014, at 4:30 p.m. local time, for the following purposes:

1.	To appoint Dan Propper and Ory Slonim as directors, each to serve until the 2017 annual meeting of shareholders.

2.	Statutory Independent Directors:

a.	To appoint Mr. Joseph (Yossi) Nitzani to serve as a statutory independent director for an additional term of three years, following the expiration of his second term of service on September 25, 2014, and to approve his remuneration and benefits.

b.	To appoint Mr. Jean-Michel Halfon to serve as a statutory independent director for a term of three years, commencing following the Meeting, and to approve his remuneration and benefits.

3.	President and CEO Annual Cash Bonus Objectives and Equity Awards:

a.	To approve the annual cash bonus objectives for the Company’s President and Chief Executive Officer for 2014 and going forward.

b.	To approve annual equity awards for the Company’s President and Chief Executive Officer for each year commencing in 2015.

4.	To approve the purchase of directors’ and officers’ liability insurance with annual coverage of up to $600 million.

5.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2015 annual meeting of shareholders.

In addition, shareholders will receive and consider the Company’s annual consolidated financial statements for the year ended December 31, 2013.

Only shareholders of record at the close of business on June 23, 2014 will be entitled to vote at the Annual Meeting. At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Richard S. Egosi

Group Executive Vice President,

Chief Legal Officer and Company Secretary

June 18, 2014

PROXY STATEMENT

THE MEETING

The 2014 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, July 30, 2014, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on June 23, 2014 will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share, shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Attendance at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with the Company’s Articles of Association.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, will constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two or more shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting, provided that, with respect to proposals 2(a) and 2(b), either (i) such majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder, who are present and voting (abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder who are present and voted against the proposed resolution constitute two percent or less of the voting power of the Company. Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”), each shareholder voting on proposals 2(a) and 2(b) is requested to inform the Company prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and if the shareholder has a personal interest in proposals 2(a) or 2(b) as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, “personal interest” includes the personal interest of a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, the personal interest of any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and the personal interest of anyone voting by proxy or granting a proxy, but does not include a personal interest arising solely from holding the Company’s shares. Under the Israeli Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by holding a position in the Company). A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

The Company is not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore expects that none of its shareholders have a personal interest with respect to proposals 2(a) or 2(b) as a result of a relationship with a controlling shareholder. The accompanying voting instruction card provides that, unless you inform the Company otherwise, you certify that you are not a controlling shareholder and neither you, nor any of the persons or entities described above, have a personal interest with respect to proposals 2(a) or 2(b) as a result of a relationship with a controlling shareholder.

Under the terms of the Depositary Agreement among Teva and JPMorgan Chase Bank, N.A., which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary by the deadline set. If instructions are not received by the Depositary by the stated deadline, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Shareholder Nominations

Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2015 annual meeting of shareholders must submit his or her proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than 14 days after the date of first publication by the Company of its consolidated financial statements for the year ended December 31, 2014. Any such proposal by a shareholder must include the information required by Article 37(b) of Teva’s Articles of Association and comply with all other requirements of the Articles and applicable law. Such requirements include, among others: (i) the number of shares held by the proposing shareholder, directly or indirectly, and, if any of such shares are held indirectly, an explanation of how they are held and by whom, (ii) a declaration signed by the nominee and any other information required under the Israeli Companies Law, (iii) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (iv) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as Teva under the Israeli Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (v) details of all relationships and understandings between the proposing shareholder and the nominee.

Pursuant to a recent amendment under Israeli law, scheduled to take effect in July 2014, one or more shareholders holding 1% or more of the voting rights of the Company may propose the nomination of a candidate to the Board of Directors by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders, or, if the Company publishes a preliminary notice stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements under Israeli law.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee in the amount of $12,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PROPOSAL 1: ELECTION OF DIRECTORS (OTHER THAN STATUTORY INDEPENDENT DIRECTORS)

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of Dan Propper and Ory Slonim as directors, each to serve until Teva’s 2017 annual meeting of shareholders. Each of the nominees is currently a member of the Board of Directors and is independent under the NYSE regulations. In addition, Ory Slonim has been designated by the audit committee as a designated independent director under Israeli law (as further described below).

Teva’s Board of Directors recommends that shareholders vote FOR the appointment of Dan Propper and Ory Slonim as directors, each to serve until Teva’s 2017 annual meeting of shareholders.

PROPOSAL 2: ELECTION OF STATUTORY INDEPENDENT DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve:

a.	the appointment of Mr. Joseph (Yossi) Nitzani as a statutory independent director for an additional term of three years, commencing on September 25, 2014, following the expiration of his second term of service, and that his remuneration and benefits be as described below; and

b.	the appointment of Mr. Jean-Michel Halfon as a statutory independent director for a term of three years, commencing following the Meeting, and that his remuneration and benefits be as described below.

Teva’s Board of Directors recommends that shareholders vote FOR the appointment of each of the above two persons as statutory independent directors, as well as approve the remuneration and benefits to be paid to them.

Directors

The following table sets forth information as to the directors of Teva as of June 18, 2014:

Name	Age	Director Since	Term Ends
Dr. Phillip Frost – Chairman	77	2006	2015
Amir Elstein – Vice Chairman	58	2009	2016
Roger Abravanel	67	2007	2015
Dr. Arie Belldegrun	64	2013	2016
Chaim Hurvitz	53	2010	2014
Prof. Richard A. Lerner	75	2012	2015
Prof. Moshe Many	85	1987	2016
Galia Maor	71	2012	2015
Joseph Nitzani (1)	67	2008	2014
Prof. Yitzhak Peterburg	63	2012	2016
Dan Propper	73	2012	2014
Prof. Dafna Schwartz (1)(2)	63	2011	2014
Ory Slonim	71	2008	2014
Dan S. Suesskind	70	2010	2014
Erez Vigodman (3)	54	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.
(2)	Prof. Schwartz’s term of service as a statutory independent director will end on December 7, 2014.
(3)	Mr. Vigodman also serves as Teva’s President and Chief Executive Officer.

Persons Being Considered for Election at this Annual Meeting

Statutory Independent Director Nominee

Jean-Michel Halfon currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977. Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, will provide expertise in international pharmaceutical operations and marketing.

Statutory Independent Director

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting and regulatory expertise.

Dan Propper rejoined Teva’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products and a part of the Nestle Group. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel; in February 2014 he announced his resignation from this position, effective upon the naming of a successor. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology. As a leader of Israeli industry, including as chief executive officer and chairman of a large, industrial food corporation, Mr. Propper provides business, industrial, operational and commercial expertise.

Designated Independent Director

Ory Slonim rejoined Teva’s Board of Directors in June 2008. The audit committee has designated Mr. Slonim as a designated independent director under Israeli law. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. From 1993 to 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., from 2007 to 2012 he served as a director in Oil Refineries Ltd. and from 2008 to January 2013 he served as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. In 2012, Mr. Slonim received the President of Israel Award of Distinction. Mr. Slonim received an LL.B. degree from the Hebrew University in 1968. Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director, designated independent director or statutory independent director of the Company, as applicable.

Continuing Directors

Chairman of the Board of Directors

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical and diagnostics company and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc., and CoCrystal Pharmaceuticals, Inc. From 2013 until 2014, Dr. Frost served as a director of TransEnterix, Inc. He is also a member of the Board of Trustees of Mount Sinai Medical Center and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961. Dr. Frost has successfully founded and led several pharmaceutical and other companies, overseeing their substantial growth over many years. His experience as chairman and/or chief executive officer of large pharmaceutical companies, as well as his medical background, provides leadership, business, financial and pharmaceutical expertise.

Vice Chairman of the Board of Directors

Amir Elstein has served as Vice Chairman of the Board of Directors of Teva since January 2014, after he rejoined Teva’s Board of Directors in January 2009. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. EIstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992. Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA from 2008 until 2013, as a director of Admiral Group plc from 2012 to 2013, as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas) from 2006 to 2013 and as a director of Luxottica Group S.p.A. from 2006 to 2013. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972. Mr. Abravanel’s years of service as an international business consultant, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc., Chairman of TheraCoat Ltd., a director of SonaCare Medical LLC and until 2013 he served as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of more than 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health. Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Prof. Richard Alan Lerner, M.D. joined Teva’s Board of Directors in February 2012. Prof. Lerner served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc. from 2005 until 2012. He currently serves as a director of Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions, including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S. and M.D. degrees from Stanford University Medical School in 1964 and interned at Palo Alto Stanford Hospital from 1964 to 1965. With his long tenure as president of a major biomedical research organization, and experience as a physician and a scientist, Prof. Lerner provides valuable business, scientific and management expertise.

Prof. Moshe Many, M.D., Ph.D. joined Teva’s Board of Directors in 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 to January 2014. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta

Genomics from 2002 to 2011 and as Chairman of the Board of Real Imaging Ltd. from 2010 to 2013. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969. With his experience as a doctor and hospital administrator, service as president of academic institutions, many years as a Teva director and his service and directorships at other pharmaceutical companies, Prof. Many provides leadership, management, healthcare and governance expertise, as well as extensive knowledge regarding the Company’s operations and culture.

Designated Independent Director

Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012, after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben-Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Prof. Yitzhak Peterburg rejoined Teva’s Board of Directors in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. He is a professor at the School of Business, Ben-Gurion University, and served as Chairman of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. With his experience as a leader in Israeli healthcare and former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Prof. Peterburg provides healthcare and management expertise.

President and Chief Executive Officer

Erez Vigodman became Teva’s President and Chief Executive Officer on February 11, 2014 after joining Teva’s Board of Directors in 2009. From January 2010 to February 2014, he served as President and Chief Executive Officer of Adama Agricultural Solutions Ltd. (formerly Makhteshim Agan Industries Ltd.), the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant. Mr. Vigodman’s service as the Company’s President and Chief Executive Officer, as well as his previous experience as chief executive officer of leading Israeli companies with extensive international operations, provides business, management, operational and financial expertise.

Statutory Independent Director Continuing until December 7, 2014

Statutory Independent Director

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director under Israeli law. Since 1999, Prof. Schwartz has been a faculty member at Ben-Gurion University, where she is the head of the MBA track in Entrepreneurship and Hi-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prior to joining Ben-Gurion University in 1999, she was Director General of the Development Study Center. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B.M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. from 2007 to 2012, Rotem Industries Ltd. from 2010 to 2012 and from 2002 to 2008, Al-Bad Massuot Yitzhak Ltd. from 2010 to 2011 and from 1999 to 2004, Israel Discount Bank Ltd. from 2007 to 2010 and from 1995 to 2002 and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on: Policy Relevant Research on Entrepreneurship and SMEs. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, an M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz’s term of service as a statutory independent director will end on December 7, 2014, as she informed the Board of Directors that she did not want to be considered for renomination for an additional term. Prof. Schwartz provides academic knowledge and practical experience in Israel and other countries in business and economic development, entrepreneurship, innovation, project management and finance, and her experience from service as a director in leading Israeli corporations.

Directors Whose Term Ends at this Annual Meeting

Chaim Hurvitz joined Teva’s Board of Directors in 2010. Mr. Hurvitz’s term of service as a member of the Board of Directors will end at the Annual Meeting.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. Mr. Suesskind’s term of service as a member of the Board of Directors will end at the Annual Meeting.

Each of Mr. Hurvitz and Mr. Suesskind informed the Board of Directors that he did not want to be considered for renomination for an additional term as a member of the Board of Directors.

Board Practices

Our Board of Directors currently consists of 15 persons, including the Company’s President and Chief Executive Officer (the “President and CEO”), of whom 11 have been determined to be independent within the meaning of applicable NYSE regulations.

Following the end of Prof. Dafna Schwartz’s term in December 2014, and subject to election of all of the directors as proposed in proposals 1 and 2, Teva’s Board of Directors will consist of 13 persons (including the President and CEO), of whom 10 are independent under the NYSE regulations, including the two statutory independent directors and the two designated independent directors (as further described below). See “Statutory Independent Directors, Designated Independent Directors and Financial Experts” below. We do not consider the following persons to be independent under the NYSE regulations: Dr. Phillip Frost, Chaim Hurvitz, Prof. Yitzhak Peterburg and Erez Vigodman, the Company’s President and CEO.

The Company’s directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors, and to receive assistance, in special cases, from external experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Director Terms and Education. Our directors are generally elected in classes for terms of approximately three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We provide an orientation program and a continuing education process for our directors, which include business briefings, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. At least six meetings of the Board of Directors are held throughout the year to review significant developments affecting Teva and to consider matters requiring approval of the Board of Directors, with additional meetings scheduled when important matters require Board action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Information regarding the number of Board and Board committee meetings and attendance rates for 2013 is presented in the table on page 15.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management) generally after each regularly scheduled Board meeting and additionally as needed. In addition, our independent directors meet separately in executive session at least once per year and as needed. Executive sessions are chaired by Prof. Moshe Many.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Directors’ Compensation” below and in Items 6 and 10 of our annual report on Form 20-F for the year ended December 31, 2013.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee, as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements to serve as a director (including as a statutory independent director or a designated independent director) must notify Teva to that effect immediately and his or her service as a director will expire upon submission of such notice. All of our directors, including those nominated for appointment as directors at the Meeting, have provided such declaration.

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit and compensation committees. All other committees exercising powers delegated by the board of directors must include at least one such statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity, with Prof. Schwartz’s term ending on December 7, 2014. Mr. Nitzani has been nominated for re-appointment as a statutory independent director, for an additional term of three years commencing on September 25, 2014, following the expiration of his second term of service as a statutory independent director. Mr. Jean-Michel Halfon has been nominated for appointment as a statutory independent director, for a term of three years commencing following the Meeting.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors according to criteria set forth under Israeli law, and generally at least one statutory independent director is required to have financial and accounting expertise. Teva has adopted a policy requiring that at least two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani, Prof. Dafna Schwartz, Dan S. Suesskind and Erez Vigodman are financial and accounting experts under Israeli law.

In addition to the statutory independent directors, a director in a company such as Teva who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards may be considered a designated independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed in the Israeli Companies Law and regulations thereunder, provided such director has been designated as such by the audit committee. The audit committee has designated Galia Maor, Ory Slonim and Dan S. Suesskind as designated independent directors under the Israeli Companies Law.

Directors’ Compensation, Insurance, Exemption and Indemnification

As approved by the Company’s shareholders at its 2012 annual meeting, effective as of September 2012, except as provided below, each of Teva’s directors from time to time, including statutory independent directors, is entitled to an annual fee in the NIS equivalent of $190,000, plus a per meeting fee in the NIS equivalent of $2,000, in each case based on an exchange rate on the date of the approval by shareholders, plus VAT, as applicable. These payments are adjusted based on the Israeli Consumer Price Index (“CPI”).

As approved by our shareholders, Dr. Phillip Frost, in his capacity as Chairman of the Board of Directors, receives an annual fee in the NIS equivalent of $900,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable) for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. This payment is also adjusted based on the CPI. Dr. Frost does not receive any per meeting fees. Dr. Frost is also entitled to reimbursement for his out-of-pocket transportation costs related to the use of his airplane in connection with his participation in meetings of the Board of Directors and committees of the Board of Directors and other Company activities, up to an annual amount of $700,000, for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. In addition, Dr. Frost is provided with an office and secretarial services. The above fees were re-approved by the Company’s human resources and compensation committee (the “Compensation Committee”), the Board of Directors and the shareholders with the approval of Teva’s Compensation Policy for Executive Officers and Directors at the Company’s 2013 annual meeting (the “Compensation Policy”). Following Mr. Vigodman’s appointment as Teva’s President and CEO, he has waived the fees due in his capacity as a member of the Board of Directors.

All members of the Board of Directors have voluntarily accepted a 10% reduction in their cash compensation (including both annual and per meeting fees), other than Teva’s Chairman of the Board of Directors, who has voluntarily accepted a 20% reduction in his cash compensation (i.e., his annual fee), for a period of one year effective as of October 1, 2013.

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors. Israeli law further provides that the remuneration of these independent directors may be determined relative to that of other directors of the company, as is the case with Teva’s statutory independent directors and its designated independent directors. Accordingly, if the Company changes the remuneration payable, whether the annual fee or the per meeting fee, to other directors, the remuneration for each statutory independent director and designated independent director will be adjusted, without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

As approved by our shareholders at the Company’s 2011 annual meeting, and consistent with the Compensation Policy, Teva purchases directors’ and officers’ liability insurance for its directors and executive officers. In addition, Teva releases its directors from liability and indemnifies them to the fullest extent permitted by law and its Articles of Association, and provides them with indemnification and release agreements for this purpose, substantially in the form approved by our shareholders at the Company’s 2012 annual meeting.

Subject to the foregoing, any director elected at the Meeting, including statutory independent directors and designated independent directors, would be remunerated in the manner, and would benefit from the insurance, indemnification and release discussed above.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board.

We have adopted charters for all of our committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

Members:
J. Nitzani (Chairman)	Prof. M. Many	O. Slonim

Prof. D. Schwartz (Vice Chairperson)	G. Maor	D. Suesskind

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three independent directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s audit committee include, among others: (a) identifying flaws in the management of the Company’s business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining the Company’s internal control structure and processes; and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring Teva’s financial statements, the effectiveness of Teva’s internal controls and Teva’s compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters; and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Galia Maor, Ory Slonim and Dan S. Suesskind, current members of the audit committee, have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Joseph Nitzani, Prof. Dafna Schwartz, Galia Maor and Dan Suesskind are “audit committee financial experts” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

Members:

Prof. D. Schwartz (Chairperson)	R. Abravanel	D. Propper

J. Nitzani (Vice Chairman)	Prof. R. Lerner	O. Slonim

Publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members who satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s Compensation Committee includes only independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to the approval of a policy regarding the terms of office and employment of the company’s directors and executive officers; (ii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of directors and executive officers; (iii) overseeing the management of the Company’s compensation and other human resources-related issues and otherwise carrying out its responsibilities, and assisting the Board of Directors in carrying out its responsibilities, relating to these issues, and (iv) establishing annual and long-term performance goals and objectives for Teva’s executive officers, as well as reviewing Teva’s overall compensation philosophy and policies.

Corporate Governance and Nominating Committee

Members:
Prof. M. Many (Chairman)	Prof. R. Lerner	J. Nitzani

R. Abravanel	G. Maor	O. Slonim

The role of the Company’s corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva. All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

Members:
G. Maor (Chairperson)	A. Elstein	J. Nitzani

Prof. Y. Peterburg (Vice Chairman)	C. Hurvitz	D. Suesskind

The role of the Company’s finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review Teva’s financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor, Joseph Nitzani and Dan S. Suesskind are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

Members:
O. Slonim (Chairman)	A. Elstein	J. Nitzani

C. Hurvitz (Vice Chairman)	G. Maor	Prof. D. Schwartz

D. Suesskind

The role of the Company’s corporate responsibility committee is to oversee, on behalf of the Board of Directors, Teva’s: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

Members:
Dr. A. Belldegrun (Chairman)	C. Hurvitz	Prof. Y. Peterberg

Prof. M. Many (Vice Chairman)	Prof. R. Lerner	Prof. D. Schwartz

Dr. P. Frost

The Company’s science and technology committee advises and assists the Board of Directors in the oversight of Teva’s research and development programs and technology. The committee’s authority includes reviewing and advising the Board of Directors on Teva’s overall strategy, direction and effectiveness of its research and development programs and reviewing and making recommendations to the Board of Directors and management with respect to Teva’s pipeline and intellectual property portfolio. The science and technology committee also reviews and makes recommendations to the Board of Directors regarding the scientific, medical and research and development aspects of certain transactions, including acquisitions, licenses, investments, collaborations and grants, in accordance with Teva’s policies and procedures. All members of the committee (other than the statutory independent director whose membership is required by Israeli Companies law) shall be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules.

Board and Committee Meetings

Name of Body	No. of Meetings in 2013	Average Attendance Rate
Board of Directors	16	93%
Audit Committee	13	91%
Human Resources and Compensation Committee	21	98%
Corporate Governance and Nominating Committee	8	88%
Finance and Investment Committee	10	91%
Corporate Responsibility Committee	3	90%
Science and Technology Committee	9	92%

In 2013, each director attended at least 75% of the meetings of the Board of Directors and Board committees on which he or she served.

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the Internal Auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc. (now CoCrystal Pharmaceuticals, Inc.), a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. Under the agreement, Teva agreed to fund the company’s R&D by investing up to two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, Chairman of the Board of Directors of Teva, and Prof. Roger Kornberg, who was a member of Teva’s Board of Directors until August 2013, are both direct and indirect shareholders in, and members of the board of directors of, CoCrystal Pharmaceuticals. Prof. Roger Kornberg is also Chief Scientific Officer of CoCrystal Pharmaceuticals.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a current member of Teva’s Board of Directors, invested in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million. In 2013 and 2012, Teva paid CTG Weld approximately €0.8 million and €1.3 million, respectively, in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013, $431,442 until March 31, 2014 and is currently $448,700 until March 31, 2015, increasing 4% per year for the remainder of the initial term and each renewal term. The office space includes offices Teva provides Dr. Frost in his capacity as Chairman of the Board.

All of the related party transactions described above were reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy.

PROPOSAL 3: PRESIDENT AND CEO ANNUAL CASH BONUS OBJECTIVES AND EQUITY AWARDS

Pursuant to the Israeli Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

At a special meeting of shareholders held on February 24, 2014 (the “2014 Special Meeting”), the Company’s shareholders approved the compensation terms of Mr. Erez Vigodman, a member of the Board of Directors, as the Company’s President and CEO, effective February 11, 2014 (the “Effective Date”). Pursuant to his compensation terms, which are consistent with the Compensation Policy, Mr. Vigodman is entitled, as of the Effective Date, to an annual base salary in the NIS equivalent of $1.35 million (according to the exchange rate immediately prior to the Effective Date), adjusted each quarter based on the Israeli CPI subsequent to January 9,

2014, and to certain additional benefits and perquisites as described in the Company’s proxy statement for its 2014 Special Meeting (the “2014 SGM Proxy”). As noted above, Mr. Vigodman has waived his entitlement to compensation due to him in his capacity as a member of the Board of Directors.

In addition, pursuant to his compensation terms, as approved by the Company’s shareholders and consistent with the Compensation Policy, Mr. Vigodman is entitled to an annual cash bonus which is equal to a percentage of his annual base salary based on achievement of qualitative and quantitative performance goals and objectives, and is subject to certain payout terms, all as described in the 2014 SGM Proxy.

The Company’s shareholders also approved, consistent with the Compensation Policy, that, commencing in 2015, Mr. Vigodman shall be eligible to participate in and receive, on an annual basis, additional grants of equity-based awards under the Company’s 2010 Long-Term Equity-Based Incentive Plan, which was previously approved by the shareholders (the “2010 Plan”), and/or any other long-term incentive plans that the Company may adopt in the future (together with the 2010 Plan, the “Plan”), as determined by the Compensation Committee and the Board of Directors. With respect to 2014, the Company’s shareholders approved, consistent with the Compensation Policy, the grant of an equity award with an aggregate value of approximately $3 million, 80% in options to purchase Company shares and 20% in restricted share units, which vest, subject to the President and CEO’s continued employment with the Company, in three equal installments on the second, third and fourth anniversaries of the Effective Date, as further described in the 2014 SGM Proxy.

Pursuant to the Israeli Companies Law, the President and CEO’s annual cash bonus objectives and the grant of equity-based compensation to the President and CEO require shareholder approval. Therefore, in accordance with the Compensation Policy, the Compensation Committee and the Board of Directors have approved, and are recommending that shareholders approve, the annual cash bonus objectives for 2014 and going forward, and the equity awards for 2015 and going forward, for the President and CEO, as described below.

(a) APPROVAL OF ANNUAL CASH BONUS OBJECTIVES FOR THE PRESIDENT AND CEO

Pursuant to the President and CEO’s compensation terms, as approved by the Company’s shareholders in accordance with the Compensation Policy, 85% of the President and CEO’s annual cash bonus will be based on overall Company performance measures using key performance indicators, which will be determined by the Compensation Committee and the Board of Directors following the approval of the Company’s annual operating plan and long range plan; and 15% will be based on a discretionary evaluation by the Compensation Committee and the Board of Directors, as described in the 2014 SGM Proxy.

Accordingly, the Compensation Committee and the Board of Directors have approved, and are recommending that the shareholders approve, the following objectives for the year 2014 and going forward, for the President and CEO, consistent with the Company’s Compensation Policy.

Objectives for 2014 and Onward

•

85% of the President and CEO’s cash bonus for each year will be based on overall Company performance measures, similar to those determined for other executive officers, using key performance indicators. These key performance indicators will be comprised as follows:

(i)	at least 60% (of the 85% overall Company performance measures) will be comprised of financial measures, which will include at least three out of the following financial measures: non-GAAP operating profit, revenues, non-GAAP cash flow from operations, non-GAAP earnings per share and up to two other financial measures chosen by the Compensation Committee and the Board of Directors. In computing the bonus, each financial measure determined shall be weighted between 8% and 44%; and

(ii)	no more than 40% (of the 85% overall Company performance measures) will be comprised of at least one operational measure, which may include: quality measures, compliance measures, customer service, milestones for product pipelines and personnel survey score. Each operational measure determined shall be weighted between 8% and 32%.

•

15% of the President and CEO’s cash bonus for each year will be based on an evaluation of his overall performance by the Compensation Committee and the Board of Directors, based on quantitative and qualitative criteria, such as establishing and implementing the Company’s strategy, leadership and team collaboration.

The Compensation Committee and the Board of Directors may, in special circumstances (e.g., regulatory changes and significant changes in the Company’s business environment), following their determination of the objectives and the respective weightings, modify the above measures, consistent with the Compensation Policy.

Following the end of each year, the Compensation Committee and the Board of Directors shall determine whether and to what extent the objectives have been met.

As approved by the Company’s shareholders at the 2014 Special Meeting, the payout terms for the President and CEO’s annual cash bonus are as follows:

Level of Achievement of Objectives (1)	% of Achievement of Objectives	Potential Annual Cash Incentive as a % of Annual Base Salary

Below Threshold	Less than 85%	No annual cash bonus payment

Threshold	85%	8.75%

Target	100%	140%

Maximum Bonus	125%	200%

(1)	Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (8.75% for each percentile change in performance). Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

No additional payout would be made for performance in excess of 125% achievement of the performance criteria. The payout formula may result in a partial bonus in the event of employment during part of a calendar year. In addition, the President and CEO’s annual cash bonus may be subject to “super-measures” and/or a bonus budget, as determined by the Compensation Committee and the Board of Directors.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the annual cash bonus objectives for the year 2014 and going forward for Mr. Erez Vigodman, as Teva’s President and Chief Executive Officer, described above.

(b) APPROVAL OF ANNUAL EQUITY AWARDS FOR THE PRESIDENT AND CEO

Following the approval by the Company’s shareholders at the 2014 Special Meeting that, commencing in 2015, the President and CEO shall be eligible to receive annual equity grants, the Compensation Committee and the Board of Directors have approved, and are recommending that the shareholders approve, the following annual equity awards for the President and CEO, for each year commencing in 2015, consistent with the Compensation Policy.

Each year, commencing in 2015, the President and CEO will be granted, subject to his continuous employment as President and CEO through the respective date of grant, an equity award in an aggregate value of up to $3.5 million (the “Annual Equity Award”) under the Plan, as determined each year by the Compensation Committee and the Board of Directors, subject to the terms of the Compensation Policy.

The Annual Equity Award will be comprised of at least two of the following equity-based vehicles: options to purchase Teva shares, performance share units and restricted share units (“Options,” “PSUs” and “RSUs,” respectively). The Compensation Committee and the Board of Directors may, however, add up to one equity-

based vehicle to the above list of vehicles at their sole discretion. Options and/or PSUs, if granted, shall comprise in the aggregate no less than 50% of the Annual Equity Award; RSUs, if granted, shall comprise no more than 50% of the Annual Equity Award; and any additional equity-based vehicle, if granted, shall comprise no more than 50% of the Annual Equity Award.

The value of each type of equity-based vehicle will be determined on the grant date, in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle, and in accordance with Company practice. Options, if granted, will have an exercise price equal to the closing price of Teva’s shares reported on the principal United States national securities exchange on which such shares are listed and traded on the grant date.

Options and RSUs, if granted, will vest, subject to Mr. Vigodman’s continued employment as President and CEO, in three equal installments, on the second, third and fourth anniversaries of the grant date. PSUs, if granted, will vest on the third anniversary of the grant date, subject to Mr. Vigodman’s continued employment as President and CEO, and subject to his meeting performance objectives which shall be determined by the Compensation Committee and the Board of Directors, and as further described in the Compensation Policy and the Plan. The Compensation Committee and the Board of Directors may, however, determine different vesting periods, subject to the limitations of the Compensation Policy and the relevant Plan.

Notwithstanding the above or anything to the contrary in the Plan, and as approved by the Company’s shareholders at the 2014 Special Meeting, consistent with the Compensation Policy, if Mr. Vigodman’s employment as President and CEO is terminated by the Company without cause or if he resigns for good reason, he will be entitled to continued vesting of equity-based awards for twelve months following termination and to exercise outstanding options for a period of ninety days after such twelve month period. In the event he resigns without good reason, he will be entitled to continued vesting of equity-based awards for nine months following termination and to exercise outstanding options for a period of sixty days after such nine month period. In the event of termination for cause, all equity-based awards (whether or not vested) shall expire as of the date of termination. In addition, as described in the 2010 Plan, in the event of termination due to death, disability or qualified retirement, equity-based awards will continue to vest and remain exercisable in accordance with their original schedule.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the equity awards for the year 2015 and going forward for Mr.  Erez Vigodman, as Teva’s President and Chief Executive Officer, described above.

PROPOSAL 4: APPROVAL OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Under the Israeli Companies Law, the provision of liability insurance coverage is considered part of the compensation terms of directors and the chief executive officer and, as such, generally requires shareholder approval, in addition to that of the Compensation Committee and the Board of Directors. The purchase of such insurance is standard practice for companies similar to Teva and is customary in the United States and in Israel. Teva believes that the purchase of such insurance is necessary in order to help ensure Teva’s continued ability to attract and retain highly qualified directors and highly qualified individuals to serve as its directors and chief executive officer.

The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (i) a breach by a director and/or executive officer of his or her duty of loyalty unless committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer.

In accordance with the Compensation Policy, the Compensation Committee and the Board of Directors have approved, and recommend to the shareholders to approve, the purchase, effective as of June 1, 2014, and periodic renewal, of directors’ and officers’ liability insurance for the directors, including statutory independent directors, designated independent directors and chief executive officer (as well as other executive officers), serving from time to time at the Company, to the maximum extent permitted by law, with annual coverage of up to $600 million. The Board of Directors believes that such coverage is appropriate in light of the Company’s business activities and its assessment of the risks involved in such activities.

Teva’s Board of Directors recommends that shareholders vote FOR the purchase, effective as of June 1, 2014, and periodic renewal, of directors’ and officers’ liability insurance, to the maximum extent permitted by law, with annual coverage of up to $600 million, as described above.

PROPOSAL 5: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under “Committees of the Board – Audit Committee”), shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2015 Annual Meeting of Shareholders.

Pursuant to Teva’s Articles of Association, the Board of Directors is authorized to fix the remuneration of the Company’s independent registered public accounting firm.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2013 and 2012:

	2013	2012
	(U.S. $ in thousands)

Audit Fees	$11,946	$11,949

Audit-Related Fees	917	1,125

Tax Fees	6,703	7,700

All Other Fees	1,256	1,342

Total	$20,822	$22,116

The audit fees for the years ended December 31, 2013 and 2012 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2013 and 2012, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2013 and 2012 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2013 and 2012 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2013 and 2012 were for providing assistance in respect of a risk management program relating to one of the Company’s products, review services relating to a corporate integrity agreement, the purchase of accounting research tools and training regarding general financial reporting developments.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2013 and 2012 were pre-approved by the audit committee in accordance with these procedures.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the appointment of Kesselman & Kesselman, a member of PwC, as the Company’s independent registered public accounting firm until the 2015 Annual Meeting of Shareholders.

PRESENTATION OF 2013 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, Teva’s annual consolidated financial statements for the year ended December 31, 2013, which are included in Teva’s annual report on Form 20-F for the year ended December 31, 2013, available on Teva’s website at www.tevapharm.com.

This item does not involve a vote of shareholders.

By Order of the Board of Directors,

Richard S. Egosi

Group Executive Vice President,

Chief Legal Officer and Company Secretary

June 18, 2014